Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 87 19

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, August 27, 2004


04036602

File N° 82-4093

Dear Sirs,

Please find enclosed :

- Holcim's Half-Year Results 2004

Yours sincerely

Martin Beu

dlw 8/31



Strength. Performance. Passion.

Key Figures Group Holcim

January–June		2004	2003	±%	±% local currency
Annual cement production capacity	million t	145.9	145.2[1]	+0.5	
Sales of cement and clinker	million t	49.3	44.8	+10.0	
Sales of aggregates	million t	48.6	42.9	+13.3	
Sales of ready-mix concrete	million m^3	13.8	12.6	+9.5	
Net sales	million CHF	6,317	5,804	+8.8	+9.8
Operating EBITDA	million CHF	1,720	1,527	+12.6	+14.8
Operating EBITDA margin	%	27.2	26.3		
EBITDA	million CHF	1,752	1,566	+11.9	+14.5
Operating profit	million CHF	1,071	884	+21.2	+23.6
Operating profit margin	%	17.0	15.2		
Net income before minority interests	million CHF	491	402	+22.1	+27.9
Net income after minority interests	million CHF	370	273	+35.5	+42.9
Net income margin	%	5.9	4.7		
Cash flow from operating activities	million CHF	688	602	+14.3	+17.3
Cash flow margin	%	10.9	10.4		
Net financial debt	million CHF	8,061	8,299[1]	–2.9	–2.1
Shareholders' equity including interests of minority shareholders	million CHF	10,623	9,499[1]	+11.8	+11.2
Gearing[2]	%	75.9	87.4[1]		
Personnel	30.6.	48,556	48,220[1]	+0.7	
Earnings per dividend-bearing share	CHF	1.85	1.40	+32.1	+39.3
Fully diluted earnings per share	CHF	1.85	1.40	+32.1	+39.3
Cash earnings per dividend-bearing share[3]	CHF	2.66	2.15	+23.7	+28.4

Principal key figures in USD (illustrative)[4]					
Net sales	million USD	4,974	4,299	+15.7	
Operating EBITDA	million USD	1,354	1,131	+19.7	
Operating profit	million USD	843	655	+28.7	
Net income after minority interests	million USD	291	202	+44.1	
Cash flow from operating activities	million USD	542	446	+21.5	
Net financial debt	million USD	6,398	6,693[1]	–4.4	
Shareholders' equity	million USD	8,431	7,660[1]	+10.1	
Earnings per dividend-bearing share	USD	1.46	1.04	+40.4	
Principal key figures in EUR (illustrative)[4]					
Net sales	million EUR	4,075	3,869	+5.3	
Operating EBITDA	million EUR	1,110	1,018	+9.0	
Operating profit	million EUR	691	589	+17.3	
Net income after minority interests	million EUR	239	182	+31.3	
Cash flow from operating activities	million EUR	444	401	+10.7	
Net financial debt	million EUR	5,269	5,320[1]	–1.0	
Shareholders' equity	million EUR	6,943	6,089[1]	+14.0	
Earnings per dividend-bearing share	EUR	1.19	0.93	+28.0	

[1] As of December 31, 2003.
[2] Net financial debt divided by shareholders' equity including interests of minority shareholders.
[3] Excludes the amortization of goodwill and other intangible assets.
[4] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Holcim increased sales across all core segments and witnessed renewed margin improvements.

Group results show satisfying trend

Holcim reported strong operating gains in the first half of 2004 and has posted solid financial results. This encouraging performance was shaped by an increase in building activity since the second half of 2003 and by more favorable weather conditions for construction work in Europe and North America. Our unique geographic spread, with a strong focus on growth markets, was also an important factor in renewed margin improvements, as were further advances in operating efficiency.

The Group increased sales in all three core segments of cement, ready-mix concrete and aggregates in all Group regions.

Net sales increased by 8.8 percent to CHF 6,317 million (first half 2003: 5,804) and consolidated operating profit rose by an above-average 21.2 percent to CHF 1,071 million (first half 2003: 884). There was also significant improvement in consolidated net income after minority interests, amounting to CHF 370 million (first half 2003: 273). Cash flow from operating activities also significantly exceeded the year-back result at CHF 688 million (first half 2003: 602).

The first half of 2004 was shaped by two important Group events: the successful conclusion of our public tender to minority shareholders of Holcim Apasco, and the equally successful capital increase. The inflow of some CHF 1.5 billion in new funds enabled us to buy out virtually all minority shareholders in Mexico and underpin the financial investments made since the last capital increase with approximately 50 percent shareholders' equity. This leaves us with a substantially stronger balance sheet.

European construction sector gains momentum

The first half of 2004 saw the European construction sector continue to recover and gather momentum. In Western Europe, Spain showed the strongest surge in growth, while France and the Benelux countries also experienced increases in demand. In Germany, the construction sector failed to make any significant headway against a still difficult backdrop. In Switzerland, any gains were temporary, and confined to major projects involving large quantities of cement. However, improving cement sales in the Switzerland/South Germany region was particularly supported by the rapid integration of the Dotternhausen cement plant into the Group. In Italy, cement consumption reached the same high level as the previous year and demand for construction materials remains robust in markets supplied by Holcim in Central and Southeast Europe. Overall, in Group region Europe deliveries increased significantly in all segments. The first-time consolidation of our majority position in Russia also had a positive impact on cement sales.

Holcim Spain fully utilized its production facilities in the south of the country as well as in the central market of Madrid. Our Italian Group company posted higher delivery volumes and at Holcim (France Benelux), a revival

in housing and infrastructure demand boosted sales of cement and ready-mix concrete. Holcim Germany maintained its market share, and posted higher net revenues. In Central and Southeast Europe, our Group companies in Romania and Bulgaria posted clear increases in sales. With the final acquisition of the Pleven cement plant in northern Bulgaria, we have strengthened our long-term position in this growth market.

Consolidated operating profit in Group region Europe rose sharply in local currency terms. In Swiss francs, it also increased by a substantial 31.6 percent to CHF 350 million (first half 2003: 266). Most European Group companies contributed to this success. Thanks to the systematic implementation of restructuring measures and an improvement in the revenue situation, the operating loss of our North German Group company narrowed significantly compared to the same period last year.

Rising demand for cement in North America

In North America, positive demand growth in the construction sector matched the upturn in the economy as a whole. The United States in particular experienced an appreciable increase in demand for construction materials. Alongside housing and road building, commercial construction projects also generated additional impetus. Even though the US cement industry operated at capacity in many regional markets, cement imports were still needed. In Canada, St. Lawrence Cement profited from the continuing robust economic situation.

Our cement deliveries increased considerably in this favorable environment. Progress was primarily attributable to the higher sales volumes posted by Group company Holcim US. The latter also benefited from newly installed plant capacity at Holly Hill, South Carolina. Canadian St. Lawrence Cement also increased volumes. The aggregates segment made the strongest progress thanks to new quarries in Ontario.

In regard to operating results, Group region North America took a major step forward in local currency terms. In Swiss francs, consolidated operating profit increased to CHF 95 million (first half 2003: 45) despite the persistent weakness of the US dollar against the Swiss franc. Efficiency gains and higher output led to cost savings and in conjunction with higher prices helped bring about a marked improvement in the result.

Holcim US has overcome an important obstacle in the extensive approval procedure for the construction of a new cement factory near Ste. Geneviève on the Mississippi. Relevant authorities have issued all necessary approvals.

At the beginning of August 2004, Holcim US wound up the Holnam Texas Limited Partnership and bought out its partners in this company. The Midlothian plant, with an annual capacity of 2.1 million tonnes of cement, is now wholly owned by Holcim US and brings all US Group company operations under full ownership.

Stronger construction activity in Latin America

Taken as a whole, Group region Latin America turned in a strong performance in the first half of the year. With the exception of Brazil and Chile, all markets supplied by Holcim saw cement consumption increase. Growth was driven by private housebuilding and investments in transport infrastructure. In Venezuela and Colombia, demand for construction materials was also bolstered by the slightly more stable political environment. Consolidated sales volumes increased in all three core segments.

In Mexico, Holcim Apasco increased both cement deliveries and sales of ready-mix concrete and aggregates. Group companies in Central America, Colombia and Venezuela all posted higher cement volumes. At Holcim Brazil, delivery quantities contracted somewhat due to continuing sluggish economic conditions and higher competitive pressure. In Chile, cement consumption declined slightly as major investments in the infrastructure sector came to an end. With the completion of construction work on a dam in the south of the country, Cemento Polpaico's cement sales also fell back marginally. Argentinean Minetti recorded consistently solid order levels and a sharp increase in cement sales.

Group region Latin America saw a further increase in operating profit in US dollar terms, the USD being the region's main reference currency. In Swiss francs, negative exchange rate movements led to a slight decline in consolidated operating profit to CHF 372 million (first half 2003: 385).

Higher value added in Africa Middle East region

Holcim's key cement markets in Africa Middle East held up well amid irregular regional growth.

Business remained robust in North Africa. Holcim Morocco's sales of cement and ready-mix concrete were buoyed by an expansion of the transport network and high demand in housing and tourism. Egyptian Cement maintained stable volumes and Holcim Lebanon significantly expanded cement deliveries thanks to an increase in export activity. Our Group companies in the Indian Ocean region also saw cement sales increase. Holcim South Africa bettered the high benchmarks set the previous year and expanded sales across all segments. With the commissioning of a third kiln line at the Dudfield plant, the company directly benefited from the continuing increase in demand for cement, the additional capacity ensuring optimized customer deliveries.

Consolidated operating profit for Group region Africa Middle East rose appreciably, not only in local currency, but also in Swiss francs, reaching CHF 163 million (first half 2003: 121). While all Holcim companies in the region participated in the positive result, the significantly higher contribution made by Holcim Lebanon and Egyptian Cement deserves special mention. Holcim Morocco and our South African Group company have also continued to improve their financial performance.

Potential intact in Asia Pacific

The economic environment was mostly positive in Group region Asia Pacific. Impending elections in Indonesia and the Philippines, however, have dampened investor interest somewhat in these markets. In several countries growth was effectively driven by construction activity. Practically all Group companies reported increased cement sales in the first half.

Group companies in Australia, New Zealand, Azerbaijan, Vietnam, Sri Lanka and Malaysia all achieved significant volume growth. Siam City Cement in Thailand and PT Semen Cibinong in Indonesia also benefited from stronger domestic demand, but a decline in cement exports left total sales volumes in these two countries unchanged on balance. Philippines-based Union Cement saw slightly better cement sales.

Consolidated operating profit for Group region Asia Pacific increased in local currency terms and in Swiss francs to CHF 120 million (first half 2003: 96). The main contributors to the improved operating result were Group companies in Australia, New Zealand, Thailand and the Philippines.

During the first half, we achieved full control of National Cement Industries in Singapore, increasing a stake previously held under a joint venture. Integration into the Holcim Group and expansion of the ready-mix company Eastern Concrete will strengthen our foothold in this crucial Asian city state. As expected, we will commission our new grinding plant in Thi Vai in the third quarter 2004, thus strengthening our market position in southern Vietnam.

2004 sees substantial progress

In Europe, demand for building materials should continue to develop at an impressive pace and, in conjunction with more stable market conditions in Germany, is expected to have a positive impact on Holcim's profits in this Group region. We also expect delivery volumes and selling prices to increase in North America. Together with greater operating efficiency, margins will continue to rise. In Latin America, we anticipate a robust result overall, and improvements in operating results in Group regions Africa Middle East and Asia Pacific are also predicted.

After the good first-half result, the Board of Directors and Executive Committee are confident in their outlook for 2004 as a whole. However, the positive trend will need to continue over the months ahead, bearing in mind the very strong results posted in the second half of 2003 as economic conditions began to pick up. Despite this and rising energy costs, we will exceed the annual forecast of 8 percent internal growth on operating profit.

Rolf Soiron
Chairman of the Board of Directors

Markus Akermann
CEO

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	January–June 2004 Unaudited	January–June 2003 Unaudited	±%	April–June 2004 Unaudited	April–June 2003 Unaudited	±%
Net sales	4	**6,317**	**5,804**	**+8.8**	**3,557**	**3,337**	**+6.6**
Production cost of goods sold		(3,167)	(2,957)		(1,753)	(1,662)	
Gross profit		**3,150**	**2,847**	**+10.6**	**1,804**	**1,675**	**+7.7**
Distribution and selling expenses		(1,429)	(1,292)		(779)	(715)	
Administration expenses		(499)	(528)		(248)	(287)	
Other depreciation and amortization		(151)	(143)		(81)	(76)	
Operating profit	5	**1,071**	**884**	**+21.2**	**696**	**597**	**+16.6**
Other (expenses) income	6	(9)	2		0	(1)	
EBIT		**1,062**	**886**	**+19.9**	**696**	**596**	**+16.8**
Financial expenses net	7	(240)	(244)		(105)	(97)	
Net income before taxes		**822**	**642**	**+28.0**	**591**	**499**	**+18.4**
Income taxes		(331)	(240)		(213)	(155)	
Net income before minority interests		**491**	**402**	**+22.1**	**378**	**344**	**+9.9**
Minority interests		(121)	(129)		(65)	(81)	
Net income after minority interests		**370**	**273**	**+35.5**	**313**	**263**	**+19.0**
CHF							
Earnings per dividend-bearing share		1.85	1.40	+32.1			
Fully diluted earnings per share		1.85	1.40	+32.1			
Cash earnings per dividend-bearing share[1]		2.66	2.15	+23.7			

[1] Excludes the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.06.2004 Unaudited	31.12.2003 Audited	30.06.2003 Unaudited
Cash and cash equivalents	2,307	2,456	2,874
Marketable securities	30	62	92
Accounts receivable	2,449	2,161	2,568
Inventories	1,203	1,175	1,336
Prepaid expenses and other current assets	243	174	296
Total current assets	**6,232**	**6,028**	**7,166**
Financial assets	1,636	1,862	2,159
Property, plant and equipment	13,485	13,294	13,976
Intangible and other assets	3,922	3,478	3,324
Deferred tax assets	151	163	146
Total long-term assets	**19,194**	**18,797**	**19,605**
Total assets	**25,426**	**24,825**	**26,771**
Trade accounts payable	1,079	1,245	1,086
Current financial liabilities	2,689	2,660	3,107
Other current liabilities	1,277	1,319	1,377
Total short-term liabilities	**5,045**	**5,224**	**5,570**
Long-term financial liabilities	7,709	8,157	9,531
Deferred tax liabilities	1,059	1,021	1,121
Long-term provisions	990	924	898
Total long-term liabilities	**9,758**	**10,102**	**11,550**
Total liabilities	**14,803**	**15,326**	**17,120**
Interests of minority shareholders	**2,200**	**2,666**	**2,670**
Share capital	460	402	402
Capital surplus	3,995	2,628	2,628
Treasury shares	(495)	(448)	(446)
Reserves	4,463	4,251	4,397
Total shareholders' equity	**8,423**	**6,833**	**6,981**
Total liabilities and shareholders' equity	**25,426**	**24,825**	**26,771**

Statement of Changes in Consolidated Equity of Group Holcim

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2002 (audited)	**402**	**2,628**	**(452)**
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized (loss) gain in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			6
Equity as at June 30, 2003 (unaudited)	**402**	**2,628**	**(446)**
Equity as at December 31, 2003 (audited)	**402**	**2,628**	**(448)**
Share capital increase	58	1,398	
Net income after minority interests			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(47)
Repayment of convertible bonds		(31)	
Equity as at June 30, 2004 (unaudited)	**460**	**3,995**	**(495)**


8

	Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total shareholders' equity
	5,678	**(178)**	**(82)**	**(1,428)**	**3,990**	**6,568**
	273				273	273
				280	280	280
		50			50	50
					0	0
		(2)			(2)	(2)
			1		1	1
	(195)				(195)	(195)
					0	6
	5,756	**(130)**	**(81)**	**(1,148)**	**4,397**	**6,981**
	6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**6,833**
					0	1,456
	370				370	370
				5	5	5
					0	0
			13		13	13
		6			6	6
					0	0
	(225)				(225)	(225)
					0	(47)
	43				43	12
	6,357	**(103)**	**(55)**	**(1,736)**	**4,463**	**8,423**

Consolidated Cash Flow Statement of Group Holcim

January–June Million CHF	2004 Unaudited	2003 Unaudited	±%
Operating profit	**1,071**	**884**	**+21.2**
Depreciation and amortization of operating assets	649	643	
Other non-cash items	(1)	(11)	
Change in net working capital	(469)	(443)	
Cash generated from operations	**1,250**	**1,073**	**+16.5**
Dividends received	39	53	
Financial income net	14	9	
Interest paid	(260)	(236)	
Income taxes paid	(349)	(288)	
Other expenses	(6)	(9)	
Cash flow from operating activities (A)	**688**	**602**	**+14.3**
Purchase of property, plant and equipment	(476)	(584)	
Disposal of property, plant and equipment	34	26	
Purchase of financial assets, intangible and other assets	(1,346)	(636)	
Disposal of financial assets, intangible and other assets	242	264	
Cash flow used in investing activities (B)	**(1,546)**	**(930)**	**–66.2**
Dividends paid on ordinary shares	(225)	(143)	
Dividends paid to minority shareholders	(79)	(109)	
Dividends paid on preference shares	(8)	(8)	
Share capital paid-in	1,456	0	
Movements of treasury shares net	(47)	6	
Increase in current financial liabilities	4	13	
Proceeds from long-term financial liabilities	535	1,499	
Repayment of long-term financial liabilities	(975)	(793)	
Decrease in marketable securities	34	3	
Cash flow from financing activities (C)	**695**	**468**	**+48.5**
(De)Increase in cash and cash equivalents (A+B+C)	**(163)**	**140**	
Cash and cash equivalents as at January 1	**2,456**	**2,698**	
(De)Increase in cash and cash equivalents	(163)	140	
Currency translation effects	14	36	
Cash and cash equivalents as at June 30	**2,307**	**2,874**	

1 Basis of Preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2003 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information.

There were no significant changes in accounting policies or estimates or in any provisions or impairment charges from those disclosed in the annual financial statements, except as discussed in changes in accounting policies.

The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

Changes in accounting policies

The adoption of IFRS 3 Business Combinations together with IAS 36 Impairment of Assets (revised 2004) and IAS 38 Intangible Assets (revised 2004) resulted in a change in the accounting policy for goodwill in respect of new acquisitions for which the agreement date is on or after March 31, 2004. Consequently:

As from March 31, 2004 onwards, all goodwill acquired in a business combination will not be amortized but be subject to an annual impairment test.

All goodwill arising from business combinations which were effected before March 31, 2004 shall continue to be amortized on a straight-line basis over its estimated useful life and assessed for an indication of impairment at the balance sheet date as was the case in the past. As from January 1, 2005 onwards, all such goodwill will not be amortized but be subject to an annual impairment test.

2 Changes in the Scope of Consolidation

In January 2004, the German competition authorities approved the acquisition of Rohrbach Zement & Co. KG in Southern Germany. Its plant in Dotternhausen has an annual installed capacity of 0.6 million tonnes of cement and a further 0.3 million tonnes of special binding agents. The entity was fully consolidated from January 1, 2004.

In December 2003, Holcim increased its minority shareholding in Alpha Cement J.S.C. (Russia) through the purchase of additional share packages to 68.8%. As a result, the company has been fully consolidated effective December 31, 2003. Previously, the entity was accounted for as an associated company.

Holcim's Group company Queensland Cement Ltd has been merged with Australian Cement Holdings Ltd to form a new company, Cement Australia Pty Ltd. Cement Australia is owned 50% by Holcim, 25% by Hanson (UK-based ready-mix and aggregates company) and 25% by Rinker (Australian and US heavy construction materials group). According to the agreements underlying the transaction, the owners exercise joint control over the company. As a result, Cement Australia has been proportionately consolidated as of the third quarter 2003 to reflect the 50% stake in the new entity.

To further focus on the core business Holcim disposed of various entities, of which include: Lanka Quarries (Sri Lanka) on May 30, 2003, Excel's aggregates and ready-mix concrete business (Australia) on June 2, 2003 and Eternit AG (Switzerland) on November 10, 2003.

On January 23, 2004, Holcim announced a public purchase offer to all minority shareholders of Holcim Apasco S.A. de C.V. (Mexico). On March 12, 2004, a total of 57.9 million shares have been tendered resulting in a total purchase price of USD 591 million. As a result, the Group held 93.4% of Holcim Apasco as of March 31, 2004. Subsequent to the public purchase offer additional shares have been tendered, which resulted in a new ownership rate of 99.9% as of June 30, 2004.

Under a share repurchase scheme, Siam City Cement (Public) Company Limited (Thailand) repurchased 12.5 million own shares. As a result of this transaction, Holcim's ownership in the proportionately consolidated entity increased to 35.7%.

3 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Income statement														
Million CHF														
Net sales	2,342	2,112	1,088	1,003	1,420	1,381	725	565	947	843	(205)	(100)	6,317	5,804
Operating EBITDA	583	497	188	129	532	551	207	164	235	211	(25)	(25)	1,720	1,527
Operating EBITDA margin in %	24.9	23.5	17.3	12.9	37.5	39.9	28.6	29.0	24.8	25.0			27.2	26.3
Operating profit	350	266	95	45	372	385	163	121	120	96	(29)	(29)	1,071	884
Operating profit margin in %	14.9	12.6	8.7	4.5	26.2	27.9	22.5	21.4	12.7	11.4			17.0	15.2
Capacity and sales														
Million t														
Production capacity cement[1]	44.7	44.0	21.3	21.3	31.0	31.0	12.9	12.9	36.0	36.0			145.9	145.2
Sales of cement and clinker	14.9	12.6	8.0	7.2	9.9	9.4	6.9	6.2	12.4	11.7	(2.8)	(2.3)	49.3	44.8
Sales of aggregates	28.2	25.0	8.0	5.8	6.0	5.7	4.3	3.9	2.1	2.5			48.6	42.9
Million m^3														
Sales of ready-mix concrete	6.6	6.1	1.1	1.0	3.9	3.7	0.9	0.8	1.3	1.0			13.8	12.6

[1] Prior-year figures as of December 31, 2003.

4 Change in Net Sales

January–June	2004	2003
Million CHF	Unaudited	Unaudited
Volume and price	526	(136)
Change in structure	45	67
Currency translation effects	(58)	(568)
Total	**513**	**(637)**

5 Change in Operating Profit

January–June	2004	2003
Million CHF	Unaudited	Unaudited
Volume, price and cost	201	31
Change in structure	8	24
Currency translation effects	(22)	(106)
Total	**187**	**(51)**

6 Other (Expenses) Income

January–June Million CHF	2004 Unaudited	2003 Unaudited
Dividends earned	37	55
Financial income	14	(7)
Other ordinary expenses	(19)	(8)
Depreciation and amortization of non-operating assets	(41)	(38)
Total	**(9)**	**2**

The increase in financial income is mainly due to an impairment loss recognized in 2003 for the Group's investment in Swiss International Air Lines in the amount of CHF 19 million.

7 Financial Expenses Net

January–June Million CHF	2004 Unaudited	2003 Unaudited
Financial expenses	(271)	(285)
Interest earned on cash and cash equivalents	22	27
Foreign exchange gain net	5	5
Financial expenses capitalized	4	9
Total	**(240)**	**(244)**

8 Bonds

As at May 14, 2004, Holcim Overseas Finance Ltd. fully repaid the CHF 419 million convertible bonds (1%, 1998–2004).

9 Share Capital Increase

The Annual General Meeting of Shareholders of May 14, 2004 approved a CHF 57,481,378.– capital increase from CHF 402,369,658.– to CHF 459,851,036.– through the issuance of 28,740,689 fully paid-in registered shares with a par value of CHF 2.– each.

The capital increase was fully underwritten on April 7, 2004 by a syndicate of banks. The net proceeds of the transaction amounted to CHF 1,456 million.

10 Dividends

In conformity with the decision taken at the Annual General Meeting on May 14, 2004 a dividend related to 2003 of CHF 1.15 per registered share has been paid on May 18, 2004. This resulted in a total ordinary dividend payment of CHF 225 million.

11 Contingent Liabilities

No significant changes.

12 Post-Balance Sheet Events

On August 12, 2004, Cemco Holdings Inc., Philippines, acquired 51% of Union Cement Holdings for USD 214 million. Holcim is a substantial shareholder of Cemco.

At the beginning of August 2004, Holcim US wound up the Holnam Texas Limited Partnership and bought out its partners in this company. The Midlothian plant is now wholly owned by Holcim US.

13 Principal Exchange Rates

	Income statement			Balance sheet		
	Average exchange rates in CHF Jan–June			Closing exchange rates in CHF		
	2004	2003	±%	30.06.2004	31.12.2003	30.06.2003
1 EUR	1.55	1.50	+3.3	1.53	1.56	1.55
1 USD	1.27	1.35	-5.9	1.26	1.24	1.36
1 CAD	0.95	0.94	+1.1	0.94	0.96	1.01
100 MXN	11.30	12.72	-11.2	10.95	11.01	13.05
100 EGP	20.50	23.93	-14.3	20.00	20.00	22.52
1 ZAR	0.19	0.17	+11.8	0.20	0.19	0.18
100 PHP	2.27	2.53	-10.3	2.25	2.23	2.54
100 THB	3.19	3.18	+0.3	3.08	3.12	3.23
1 AUD	0.93	0.84	+10.7	0.87	0.93	0.91
1 NZD	0.82	0.76	+7.9	0.80	0.81	0.79

Holcim securities

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange and in the form of ADRs in the US. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLZn.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 15.7 billion at June 30, 2004.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
Third quarter 2004 results conference for press and analysts	November 3, 2004
2004 annual results conference for press and analysts	March 2, 2005
First quarter 2005 results	May 2, 2005
General Meeting of Shareholders	May 3, 2005
Dividend payment	May 6, 2005
Half-year 2005 results	August 18, 2005
Third quarter 2005 results conference for press and analysts	November 9, 2005

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 87 19
investor.relations@holcim.com


Holcim
www.holcim.com

"To extend the hydroelectric power plant, we were faced with one major challenge: how to pour concrete for the upper weir where the water flows into the generating units. The ideal solution turned out to be an auxiliary setup suspended over the dam crest. The result? 2,000 cubic meters of concrete were poured in one day." Carlos F. A. de Britto e Silva, Engineering Manager, CFITAIPU, Brazil

The Itaipu hydroelectric power plant on the border between Brazil and Paraguay began operating in 1991 with 18 generating units. Due to a growing demand for power, two additional generating units have been installed in the past few years. A number of nature reserves and recreational areas have also been set aside. Today, a special channel is being built to allow fish to reach their original spawning grounds.

